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15027194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AQUEDUCT CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 SELWYN AVENUE, SUITE 550
(No. And Street)

CHARLOTTE, (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK H. EDWARDS (704) 973-9919
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 21 2015
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, FRANK H. EDWARDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUEDUCT CAPITAL GROUP, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA TUCK
Notary Public
Mecklenburg County
North Carolina
My Commission Expires Jun 24, 2017

Dana Tuck
Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Aqueduct Capital Group, LLC:

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aqueduct Capital Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether the supplemental information on pages 13 and 14 reconciles to the financial statements or the underlying accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy of the information presented in the supplemental information on pages 13 and 14. In forming our opinion on such information, we evaluated whether the supplemental information on pages 13 and 14, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 13 and 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fulvio & Associates, LLP

New York, New York
February 20, 2015

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 4,734,800
Fees receivable	3,925,783
Fixed assets, at cost (net of accumulated depreciation of $313,898)	314,163
Prepaid Rent	28,140
Accounts receivable	6,480
Due from employee	2,302
Deposit	172,792
TOTAL ASSETS	$ 9,184,460

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 206,130
Unamortized lease concession	77,328
TOTAL LIABILITIES	283,458
MEMBER'S EQUITY:	
Total member's equity	8,901,002
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,184,460

The accompanying notes are an integral part of these financial statements.

AQUEDUCT CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital raising for private equity and hedge fund managers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for the securities brokerage industry.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $4,451,342, which was $4,432,445 in excess of its required net capital of $18,897. The Company's net capital ratio was 0.06 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2011.

NOTE 4 - COMMITMENTS AND CONTIGENT LIABILITIES

On October 19, 2010 the Company leased office space in Charlotte, with another tenant, under an 87 month lease. During 2014, the Company entered into a lease in New York under a 60 month lease which expires on October 31, 2019. In addition the Company rents space in Houston on a month to month basis. The following is a schedule of future minimum lease payments required under the leases:

NOTE 4 - COMMITMENTS AND CONTIGENT LIABILITIES (continued)

Year Ending December 31	Amount
2015	$ 445,239
2016	448,993
2017	452,908
2018	367,495
2019	281,400
Total	$1,996,035

The Company has an informal arrangement with the other Charlotte tenant such that each party pays 50% of the monthly rent.

Rent expense for the year ended December 31, 2014 was $284,580.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 5 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company contributed $71,322 to the plan for the year ended December 31, 2014.

NOTE 6 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

NOTE 6 - FIXED ASSETS (continued)

Fixed assets consist of the following:

Furniture and Equipment	$ 536,771
Automobile	91,290
Total Cost	628,061
Less: Accumulated Depreciation	(313,898)
Net Fixed Assets	$ 314,163

Depreciation for the year ended December 31, 2014 was $ 62,940.

NOTE 7 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2014 or during the year then ended.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.